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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     ------------

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MICHAELS STORES, INC.
                                   (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.10 PER SHARE
                            (Title of Class of Securities)


                                     594087-10-8
                                    (CUSIP Number)

                                     David Bester
                         Trident Trust Company (IOM) Limited
                                     P.O. Box 175
                                  100 Market Street
                                 Douglas, Isle of Man
                                British Isles IM99ITT
                                 011 44 1624 677 055

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  DECEMBER 23, 1996
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                            (Continued on following pages)

                                 (Page 1 of 43 Pages)

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CUSIP NO. 594087-10-8                  13D                   Page 2 of 43 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Trident Trust Company (IOM) Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Isle of Man
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,433,333
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,433,333
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,433,333
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.5
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 594087-10-8                  13D                   Page 3 of 43 Pages

Item 1.  SECURITY AND ISSUER.

    This Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Michaels Stores, Inc. (the "Company"). The principal executive offices of the Company are located at 8000 Bent Branch Drive, Irving, Texas 75063.

Item 2.  IDENTITY AND BACKGROUND.

    This statement is being filed by Trident Trust Company (IOM) Limited, an Isle of Man corporation ("Trident"), as the trustee of a trust which holds all of the outstanding shares of common stock of Devotion Limited ("Devotion"), an Isle of Man corporation, and a trust which holds all of the outstanding shares of common stock of Elegance Limited ("Elegance"), an Isle of Man corporation. Each of Devotion and Elegance hold shares of Common Stock and options to acquire shares of Common Stock that are exercisable within 60 days of this date. Trident's principal business is providing trust services. The address of Trident's principal business office is P.O. Box 175, 100 Market Street, Douglas, Isle of Man, British Isles IM99ITT.

    During the last five years, Trident has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was it a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    In October, 1996, Fugue, Limited transferred 433,333 shares of Common Stock to Devotion in a private sale for cash.

    The aggregate amount of funds necessary to exercise in full the options granted to Elegance pursuant to the Elegance Option Agreement (as defined below) is $7,000,003.50 (less $333,333.5 paid upon the grant of such options) and the aggregate amount of funds necessary to exercise in full the options granted to Devotion pursuant to the Devotion Option Agreement (as defined below) is $13,999,996.50 (less $666,666.5 paid upon the grant of such options). It is presently anticipated that any amounts paid in respect of the exercise of such options would be obtained from Elegance and Devotion's working capital, as applicable.

Item 4.  PURPOSE OF TRANSACTION.

    The principal purpose of Elegance in entering into the Elegance Option Agreement and the principal purpose of Devotion in entering into the Devotion Option Agreement was to obtain the right to make an investment in the Company, in the case of Elegance, and to increase its investment in the Company, in the case of Devotion.

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CUSIP NO. 594087-10-8                  13D                   Page 4 of 43 Pages

    Each of Trident, the trusts that own the outstanding stock of Elegance and Devotion, Elegance, and Devotion reserves the right at any time and from time to time to acquire shares of Common Stock upon exercise of the options granted pursuant to the Option Agreements or the options otherwise held by Elegance and/or Devotion, as applicable, or otherwise or to take other action with respect to the Company or any of its securities in any manner permitted by law. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    The responses to Items 3 and 6 are incorporated herein by this reference.

    Trident beneficially owns 2,433,333 shares, or 9.5% of the outstanding Common Stock. Trident beneficially owns 1,333,333 of such shares by virtue of its having sole dispositive power over the shares of Common Stock underlying the option to purchase Common Stock held by Devotion and 666,667 of such shares by virtue of its having sole dispositive power over the shares of Common Stock underlying the options to purchase shares of Common Stock held by Elegance.
(The percentage set forth in the preceding sentence is based on 23,560,592 shares of Common Stock outstanding, as disclosed in the Company's Quarterly Report on From 10-Q for the period ended October 27, 1996, plus 2,000,000 shares subject to options exercisable within 60 days.)

    Trident exercises sole voting power with respect to all such shares of Common Stock and sole dispositive power with respect to all such shares of Common Stock.

    Except as disclosed herein, Trident has not effected any transactions in shares of Common Stock during the preceding 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Pursuant to an option agreement, dated December 23, 1996 (the "Devotion Option Agreement") by and between the Company and Devotion, the Company has granted to Devotion options to acquire an aggregate of 1,333,333 shares of Common Stock and pursuant to an option agreement, dated December 23, 1996 (the "Elegance Option Agreement", and together with the Devotion Option Agreement, the "Option Agreements") by and between the Company and Elegance, the Company has granted to Elegance options to acquire an aggregate of 666,667 shares of Common Stock. If either of Elegance or Devotion exercises its options, it will be subject to certain restrictions regarding the disposition of those shares set forth in Article V of each of the Devotion Option Agreement and the Elegance Option Agreement (which Article V is incorporated herein by this reference) and will have the registration rights set forth in Article IV of each of the Devotion Option Agreement and the Elegance Option Agreement (which

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CUSIP NO. 594087-10-8                  13D                   Page 5 of 43 Pages

Article IV is incorporated herein by this reference). If either Elegance or Devotion exercises its option, Trident presently expects that both Elegance and Devotion will exercise their respective options in the same proportion as each option compares to the total number of shares subject to the Option Agreements. A copy of the Devotion Option Agreement is attached as Exhibit 1 hereto and incorporated herein by this reference. A copy of the Elegance Option Agreement is attached as Exhibit 2 and incorporated herein by this reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.          Devotion Option Agreement.

         Exhibit 2.          Elegance Option Agreement.


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CUSIP NO. 594087-10-8                  13D                   Page 6 of 43 Pages

                                   SIGNATURES

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    January 2, 1997          TRIDENT TRUST COMPANY (IOM) LIMITED



                        By:    /s/ David Bester
                           -------------------------------
                        Name:    David Bester
                             -----------------------------
                        Title:   Managing Director
                              ----------------------------


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CUSIP NO. 594087-10-8                  13D                   Page 7 of 43 Pages

                                  EXHIBIT INDEX



            EXHIBIT NO.
            -----------
1.   Devotion Option Agreement

2.   Elegance Option Agreement